NEW GOLD FINISHES 2014 FURTHER SOLIDIFYING ITS LOW-COST POSITION; 2015 SCHEDULED TO DELIVER PRODUCTION GROWTH IN GOLD, COPPER AND SILVER

(All dollar figures are in US dollars unless otherwise indicated)

February 4, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2014 fourth quarter and full-year operational results, 2015 guidance and updated year-end mineral reserves and resources. The preliminary information provided for production, sales, all-in sustaining costs[1] and total cash costs[2] are approximate figures and may differ from the final results in the 2014 annual audited financial statements and management's discussion and analysis.

2014 HIGHLIGHTS

- Delivered on full-year gold production guidance and beat copper production and cost guidance:
    - Gold production of 380,135 ounces
    - Copper production of 101.5 million pounds
    - All-in sustaining costs[1] of $779 per ounce, a $120 per ounce decrease from 2013
    - Record-low total cash costs[2] of $312 per ounce, a $65 per ounce decrease from 2013
- Fourth quarter provided highest quarterly gold production of the year with 105,992 ounces
- Year-end cash balance of $371 million
- 2014 year-end mineral reserves totaling 17.6 million ounces of gold, 2.8 billion pounds of copper and 82 million ounces of silver
- Received Federal and Provincial approval of Rainy River's Environmental Assessment in January 2015

2015 GUIDANCE

- Increased gold, copper and silver production expected in 2015 at continued low cost:
    - Gold production to increase by approximately 8% to between 390,000 and 430,000 ounces
    - Copper production to increase to between 100 and 112 million pounds
    - All-in sustaining costs[1] expected to remain among the lowest in the industry at $745 to $785 per ounce
    - Total cash costs[2] to be between $340 and $380 per ounce
- Sustaining capital expenditures expected to decrease by approximately 8% to $120 million
- New Afton mill expansion remains on schedule and on budget for mid-2015 commissioning

"2014 was a very important year for our company," stated Randall Oliphant, Executive Chairman. "Our operations achieved the lowest costs in our history. We also successfully advanced our portfolio of growth projects. We recently achieved a significant milestone with the receipt of the Rainy River environmental permits, we are on schedule for commissioning of the New Afton mill expansion in the middle of this year and we completed a scoping study for the C-zone which should extend New Afton's mine life."

"New Gold is starting 2015 with strong momentum," added Mr. Oliphant. "We are scheduled to increase production of all three metals we produce and, importantly, will do so while maintaining our low-cost position. Our strategy is to move into longer lived, larger scale and lower cost operations. We look forward to executing on this strategy through the development of Rainy River and our other projects."

FINANCIAL UPDATE

New Gold's 2014 year-end cash and cash equivalents were $371 million. In addition, the company has a $300 million revolving credit facility of which $54 million has been used to issue letters of credit with the balance remaining undrawn. At the end of 2014, the face value of the company's long-term debt was $888 million (book value – $874 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022, and $88 in El Morro funding loans, repayable out of a portion of New Gold's 30% share of El Morro cash flow upon the start of production. The company currently has approximately 508 million shares outstanding.

As part of New Gold's annual year-end review, the company assesses the carrying value of its portfolio of assets. This assessment takes into account, among other things, the impact of lower commodity prices, the estimated timelines to production for development projects, current mineral reserves and resources and updated mine plans. Preliminary analysis indicates a likely reduction in the total carrying value of the company's assets of $350 to $450 million, with the majority of this related to the company's Blackwater project.

PRELIMINARY 2014 PRODUCTION AND COST RESULTS

GOLD PRODUCTION

The fourth quarter provided the company with its highest quarterly production of the year which led to full-year production meeting the company's guidance range of 380,000 to 420,000 ounces. Production during the quarter of 105,992 ounces remained consistent with the prior-year quarter, as scheduled increases in production at Mesquite and Cerro San Pedro were offset by a decrease in production at the Peak Mines due to unscheduled mill downtime. For the full year, increased production at New Afton was offset by an expected decrease in production at Cerro San Pedro, resulting in lower consolidated production relative to 2013.

New Afton

Gold production at New Afton during the fourth quarter of 25,301 ounces remained consistent with the prior-year quarter as a 6% increase in tonnes processed offset a slight decrease in gold grade and lower recovery from the combination of the higher throughput and lower grade. 2014 full-year gold production of 104,589 ounces increased by 20% relative to 2013. The increase in production was driven by the combination of a 17% increase in throughput and a 4% increase in grade, which was only partially offset by an expected 2% decrease in recovery stemming from the higher throughput. New Afton's full-year gold production was in the middle of its guidance range of 102,000 to 112,000 ounces.

Mesquite

Mesquite delivered its highest quarterly production of 2014 in the fourth quarter. Production during the quarter of 36,235 ounces was 10,000 ounces higher than the third quarter of 2014 and also increased relative to the prior-year quarter. Fourth quarter production benefitted from a combination of an increase in ore tonnes placed on the leach pad and higher grade during the second half of 2014. Production during the year of 106,670 ounces remained consistent with 2013 as increased grade offset a 5% decrease in ore tonnes placed resulting from the focus on waste stripping in the first half of 2014. Mesquite's full-year production was below its guidance range of 113,000 to 123,000 ounces primarily as a result of a large number of recoverable ounces being placed on the leach pad towards the end of the year and thus not having sufficient time to fully work through the leach process. This has positively impacted production in early 2015 where Mesquite produced 11,399 ounces of gold in January.

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NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended December 31		Twelve months ended December 31	
	2014	**2013**	**2014**	**2013**
GOLD PRODUCTION (thousand ounces)				
New Afton	25.3	25.2	104.6	87.2
Mesquite	36.2	34.9	106.7	107.0
Peak Mines	21.9	24.2	99.0	100.7
Cerro San Pedro	22.6	22.2	69.8	102.8
Total Gold Production	**106.0**	106.5	**380.1**	397.7
Total Gold Sales (thousand ounces)	104.2	104.5	371.2	391.8
Average Realized Gold Price per ounce[3]	$1,188	$1,233	$1,256	$1,337
COPPER PRODUCTION (million pounds)				
New Afton	20.4	20.5	84.5	72.0
Peak Mines	4.1	3.5	17.0	13.4
Total Copper Production	**24.5**	24.0	**101.5**	85.4
Total Copper Sales (million pounds)	25.5	23.8	97.6	82.6
Average Realized Copper Price per pound[3]	$2.92	$3.24	$3.02	$3.24
SILVER PRODUCTION (million ounces)				
New Afton	0.1	0.1	0.2	0.2
Peak Mines	0.0	0.0	0.1	0.1
Cerro San Pedro	0.3	0.3	1.1	1.3
Total Silver Production	**0.4**	0.4	**1.4**	1.6
Total Silver Sales (million ounces)	0.4	0.4	1.4	1.6
Average Realized Silver Price per ounce[3]	$15.73	$20.10	$18.86	$23.16
TOTAL CASH COSTS[2] ($ per ounce)				
New Afton	($1,199)	($1,428)	($1,248)	($1,196)
Mesquite	852	841	909	907
Peak Mines	707	778	658	850
Cerro San Pedro	1,413	911	1,251	676
Total Cash Costs[2]	**$414**	$316	**$312**	$377
ALL-IN SUSTAINING COSTS[1] ($ per ounce)				
New Afton	($560)	$12	($650)	($133)
Mesquite	1,090	988	1,266	1,108
Peak Mines	1,231	1,106	1,025	1,331
Cerro San Pedro	1,447	1,076	1,354	766
All-in Sustaining Costs[1]	**$845**	$883	**$779**	$899

Peak Mines

Fourth quarter production at the Peak Mines was slightly below that of the prior-year quarter as a decrease in tonnes processed and grade was only partially offset by increased recovery. The 13% decrease in tonnes processed was primarily a result of a total of seven days of unscheduled mill downtime during the quarter due to the combination of a SAG mill motor failure as well as a belt tear on the SAG mill feed conveyor later in the quarter. 2014 full-year production of 99,030 ounces remained consistent with 2013, as increased grade and recovery offset a decrease in tonnes processed. Peak Mines' full-year gold production was in the middle of its guidance range of 95,000 to 105,000 ounces.

Cerro San Pedro

Cerro San Pedro finished 2014 with its strongest production quarter of the year. Production of 22,567 ounces increased by over 9,000 ounces relative to the third quarter of 2014 and remained consistent with the prior-year quarter. Fourth quarter production benefitted from a combination of an increase in ore tonnes placed on the leach pad and higher grade. As scheduled, production in 2014 was below that of 2013 due to a combination of lower ore tonnes placed on the leach pad, resulting from a focus on waste stripping, and lower grade. 2014 was a transition year for the mine, as the company embarked on a heavy waste stripping initiative through the first eight months of the year to position Cerro San Pedro for its final year of active mining in 2015. Cerro San Pedro's full-year gold production was at the low end of its guidance range of 70,000 to 80,000 ounces.

"We are proud of the way our teams adapted to deliver gold production within our guidance range, despite the challenges faced at Mesquite with respect to the timing of ounces being loaded to the pad and at the Peak Mines with the unexpected mill downtime late in 2014," stated David Schummer, Executive Vice President and Chief Operating Officer. "Since joining New Gold in September, I have had the opportunity to gain a solid understanding of our portfolio of assets. I look forward to working with our team to unlock the additional opportunities we have identified for further operational improvement."

COPPER PRODUCTION

Consolidated copper production in the fourth quarter remained consistent with the prior-year quarter, driven by continued solid performances from both New Afton and the Peak Mines. On a consolidated basis, 2014 full-year copper production of 101.5 million pounds increased by 19% relative to 2013 and exceeded the company's guidance range of 92 to 100 million pounds. 2014 full-year copper production at New Afton of 84.5 million pounds increased by 17% as a result of higher tonnes processed and exceeded its guidance range of 78 to 84 million pounds. At the same time, production at the Peak Mines of 17.0 million pounds increased by 27% as higher copper grade and recovery more than offset lower tonnes processed, which resulted in the mine exceeding its guidance range of 14 to 16 million pounds.

SILVER PRODUCTION

Consolidated fourth quarter silver production remained consistent with the prior-year quarter. Cerro San Pedro's 2014 full-year silver production of 1.1 million ounces met the low end of its guidance range and was slightly below that of the prior year due to a combination of lower ore tonnes placed and lower grade. The small silver contributions from New Afton and the Peak Mines were both in line with expectations resulting in consolidated silver production of 1.45 million ounces meeting the guidance range of 1.35 to 1.75 million ounces.

ALL-IN SUSTAINING COSTS[1] AND TOTAL CASH COSTS[2]

New Gold continued to solidify its position as one of the lowest cost producers in the industry during 2014. As a result of New Gold's solid operating performance, 2014 full-year all-in sustaining costs[1] decreased by $120 per ounce relative to 2013, including a $65 per ounce decrease in total cash costs[2]. Importantly, these cost reductions were realized despite the decrease in by-product copper and silver prices relative to 2013. The company's 2014 all-in sustaining costs[1] of $779 per ounce were below the guidance range of $815 to $835 per ounce. Total cash costs[2] of $312 per ounce were a record low for New Gold and were also below the guidance range of $320 to $340 per ounce.

New Afton

Fourth quarter all-in sustaining costs[1] at New Afton decreased relative to the prior-year quarter as a planned $18 million decrease in sustaining capital expenditures more than offset the increase in total cash costs[2]. The increase in total cash costs[2] relative to the fourth quarter of 2013 was primarily attributable to the $5 million decrease in by-product revenue due to the lower copper price. For the full year, all-in sustaining costs[1] at New Afton of ($650) per ounce were below the guidance range of ($620) to ($600) per ounce while total cash costs[2] of ($1,248) per ounce were within the guidance range of ($1,260) to ($1,240) per ounce as increased copper sales volumes offset the impact of the realized copper price being lower than the price assumed at the beginning of 2014. New Afton's 2014 full-year operating cost, including mining, processing and general and administrative costs, averaged $17.35 per tonne. New Afton's 2014 sustaining capital expenditures of $61 million were in line with guidance.

New Afton's fourth quarter co-product cash costs[2] remained consistent with the prior-year quarter at $395 per ounce of gold and $1.00 per pound of copper. Further, as a result of the decrease in quarterly sustaining capital expenditures, the mine's fourth quarter co-product all-in sustaining costs[1] decreased significantly to $603 per ounce of gold and $1.52 per pound of copper from $822 per ounce of gold and $2.27 per pound of copper in the prior-year quarter.

2014 full-year co-product costs were below those of 2013, with co-product cash costs[2] of $409 per ounce of gold and $0.99 per pound of copper coming in below the guidance ranges of $440 to $460 per ounce of gold and $1.10 to $1.20 per pound. 2014 full-year co-product all-in sustaining costs[1] were $610 per ounce of gold and $1.48 per pound of copper.

Mesquite

Driven by stronger gold production, Mesquite's fourth quarter total cash costs[2] of $852 per ounce were the lowest of 2014 and remained consistent with the prior-year quarter. All-in sustaining costs[1] were down significantly from the second and third quarters of 2014, however, increased relative to the fourth quarter of 2013 due to a planned $3 million increase in sustaining capital expenditures. 2014 full-year total cash costs[2] of $909 per ounce were consistent with 2013 and below the guidance range of $930 to $950 per ounce as costs benefitted from a combination of lower total tonnes moved and lower diesel prices. All-in sustaining costs[1] for the full year were also below the guidance range of $1,310 to $1,330 per ounce. Full-year sustaining capital expenditures of $33 million were $7 million below guidance as a portion of the planned capital for the leach pad expansion was rescheduled to 2015.

Peak Mines

Fourth quarter total cash costs[2] at the Peak Mines decreased relative to the prior-year quarter driven by a combination of the depreciation of the Australian dollar and increased copper by-product revenue. Quarterly all-in sustaining costs[1] increased when compared to the fourth quarter of 2013 due to a planned $5 million increase in sustaining capital expenditures.

For the full year, both all-in sustaining costs[1] of $1,025 per ounce and total cash costs[2] of $658 per ounce were well below those of 2013 driven by a combination of increased productivity, the depreciation of the Australian dollar, a $7 million increase in copper by-product revenue and a $13 million decrease in sustaining capital and exploration expenditures. While Peak Mines' 2014 total cash costs[2] were slightly above the guidance range of $630 to $650 per ounce, all-in sustaining costs[1] were below the range of $1,065 to $1,085 per ounce, as 2014 sustaining capital expenditures of $36 million were below the $40 million guidance for 2014.

Cerro San Pedro

Total cash costs[2] in the fourth quarter were above the prior-year quarter due to a combination of increased reagent costs, lower silver by-product revenue and lower gold sales volumes. Driven by the increase in total cash costs[2], all-in sustaining costs[1] were also higher than the fourth quarter of 2013 despite a $3 million decrease in sustaining capital expenditures. 2014 full-year costs increased relative to 2013 for reasons consistent with those noted above regarding the fourth quarter. Cerro San Pedro's 2014 total cash costs[2] were above the guidance range of $1,030 to $1,050 per ounce due to the combination of increased reagent costs and lower silver by-product revenue. All-in sustaining costs[1] exceeded the guidance range of $1,125 to $1,145 per ounce driven by total cash costs[2], which form a component of all-in sustaining costs[1], being above the guidance. Cerro San Pedro's 2014 sustaining capital expenditures of $7 million were in line with guidance.

2015 GUIDANCE AND COST SENSITIVITIES

NEW GOLD 2015 GUIDANCE

	Gold Production	Copper Production	Silver Production	Total Cash Costs[2]	All-in Sustaining Costs[1]
	(thousand ounces)	(million pounds)	(million ounces)	($ per ounce)	($ per ounce)
New Afton	105 - 115	85 - 95	--	($1,070) - ($1,030)	($560) - ($520)
Mesquite	110 - 120	--	--	$925 - $965	$1,290 - $1,330
Peak Mines	85 - 95	15 - 17	--	$660 - $700	$1,005 - $1,045
Cerro San Pedro	90 - 100	--	1.75 - 1.95	$955 - $995	$1,005 - $1,045
New Gold Consolidated	**390-430**	**100 - 112**	**1.75 - 1.95**	**$340 - $380**	**$745 - $785**

CONSOLIDATED PRODUCTION AND COSTS

In 2015, New Gold is scheduled to deliver production increases in all three of the metals that the company produces. Consolidated gold production is expected to increase approximately 8% relative to 2014, driven by targeted production increases at three of the company's four operations. At the same time, copper production is scheduled to increase by approximately 4% with the benefit of the mill expansion at New Afton, and silver production should increase by over 25% as Cerro San Pedro places more ore on the leach pad.

The company's 2015 all-in sustaining cash costs[1] are expected to remain among the lowest in the industry and stay consistent with the low costs of $779 per ounce achieved in 2014. Total cash costs[2], which form a component of all-in sustaining costs[1], are expected to increase slightly when compared to $312 per ounce in 2014. This is driven by the combination of the increased production weighting from the company's higher cost mines and the lower by-product pricing assumptions for 2015 of $2.75 per pound of copper and $16.00 per ounce of silver relative to the prices of $3.02 per pound of copper and $18.86 per ounce of silver realized in 2014. At the same time, the 2015 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.25, $1.25 and $15.00 to the U.S. dollar, as well as a $2.25 per gallon assumption for Mesquite's diesel price, should benefit costs relative to the actual 2014 rates.

New Gold's 2015 cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures are scheduled to be approximately $65 per ounce below those of 2014.

Consistent with previous years, New Gold's 2015 full-year production is not scheduled to be evenly distributed across the four quarters. The first half of 2015 is expected to contribute approximately 45% of the full-year production, with the balance of the production scheduled for the second half of the year.

NEW GOLD 2015 ALL-IN SUSTAINING COSTS[1] SENSITIVITIES

Category	Copper Price	Silver Price	AUD/USD	CDN/USD	MXN/USD	Diesel
Base Assumption	$2.75	$16.00	$1.25	$1.25	$15.00	$2.25
Sensitivity	+/-$0.25	+/-$1.00	+/-$0.05	+/-$0.05	+/-$1.00	+/-$0.25
COST PER OUNCE IMPACT						
New Afton	+/-$200	--	--	+/-$90	--	--
Mesquite	--	--	--	--	--	+/-$15
Peak Mines	+/-$40	--	+/-$90	--	--	--
Cerro San Pedro	--	+/-$20	--	--	+/-$50	--
New Gold Total	**+/-$65**	**+/-$5**	**+/-$20**	**+/-$25**	**+/-$10**	**+/-$5**

New Afton

Gold production at New Afton is expected to increase by approximately 5% in 2015 and copper production is scheduled to increase by approximately 6%. The targeted increase in production of both metals is driven by the planned increase in throughput resulting from the completion of the mill expansion project which remains on schedule for commissioning in mid-2015. Gold and copper grades as well as recoveries are expected to remain in line with those realized in 2014.

New Afton's all-in sustaining costs[1] and total cash costs[2], whether measured on a by-product or co-product basis, are expected to remain among the lowest in the industry. The increase in total cash costs[1] relative to ($1,248) per ounce in 2014 is attributable to the combination of the lower copper price assumption and the increase in processing costs per tonne upon completion of the mill expansion. These cost impacts are expected to be partially offset by the assumption of a lower Canadian dollar relative to the average 2014 foreign exchange rate of C$1.10/US$. 2015 sustaining capital expenditures are estimated to be $55 million, or $500 per ounce, which includes $35 million of underground development and $8 million for a tailings lift.

On a co-product basis, New Afton's targeted 2015 all-in sustaining costs[1] of $575 to $615 per ounce of gold and $1.30 to $1.45 per pound of copper are expected to remain in line with those achieved in 2014. Similarly, co-product total cash costs[2] of $400 to $440 per ounce of gold and $0.90 to $1.05 per pound of copper also remain comparable to 2014.

The mill expansion project remains on schedule for a mid-2015 commissioning. After spending $20 million on the project in 2014, an additional $20 million of capital expenditures are estimated for the first half of the year. In total, the expansion project is expected to come in below the original $45 million cost estimate driven by the depreciation of the Canadian dollar and the likelihood that the estimated contingency may not be required.

Looking forward to 2016 and 2017, New Afton should maintain its strong performance. Annual gold production is expected to average approximately 90,000 ounces as a scheduled decrease in gold grade is partially offset by higher mill throughput. At the same time, copper production should remain at approximately 90 million pounds per year.

Mesquite

Production at Mesquite in 2015 is scheduled to increase by approximately 8% driven by an expected increase in gold grade. Ore tonnes placed on the leach pad and recovery are expected to remain in line with 2014 levels.

Mesquite's total cash costs[2] are expected to be approximately $35 per ounce above the $909 per ounce achieved in 2014 as the mine is scheduled to move approximately 15% more total tonnes than in the prior year. The cost impact of this increased mining activity is expected to be partially offset by the diesel price assumption of $2.25 per gallon relative to an average price paid in 2014 of $3.12 per gallon, as well as increased production. Sustaining capital expenditures are expected to be $40 million in 2015 which includes $25 million for the expansion of the leach pad and $15 million for major equipment components and repairs. As previously noted, $7 million of the 2015 capital has been carried forward from 2014. Sustaining capital per ounce is expected to remain consistent with 2014 and, as a result, the change in all-in sustaining costs[1] relative to 2014 is primarily attributable to the above-noted increase in total cash costs[2].

In 2016 and 2017, Mesquite is expected to average production of approximately 150,000 ounces per year at weighted average all-in sustaining costs[1] of $800 per ounce. This improved performance is scheduled to be driven by the combination of increases in ore tonnes placed on the leach pad, grade moving to reserve grade and sustaining capital expenditures decreasing to an average of $12 million per year.

Peak Mines

Gold production at the Peak Mines is expected to be slightly below that of 2014, as a scheduled increase in tonnes processed is expected to be more than offset by gold grade moving toward reserve grade. Copper production should remain in line with 2014 as the planned increase in mill throughput and decrease in copper grade should offset.

All-in sustaining costs[1] are scheduled to be in line with the $1,025 per ounce achieved in 2014, while total cash costs[2] are expected to increase slightly relative to the prior year as the benefit of the lower Australian dollar assumption only partially offsets the combined unfavourable impact of the lower copper price assumption and lower gold production. 2015 sustaining capital expenditures, including exploration expense, are expected to be $30 million representing a 17% decrease from 2014.

In 2016, the company anticipates continued steady performance from the Peak Mines. As the mine moves through 2016 into 2017, the current mine plan estimates that an increasing percentage of ore could be sourced from the copper-rich ore bodies, resulting in increased copper production with an offsetting decrease in gold production. Ultimately, the mine plan in future periods will be re-optimized given the potential for the Peak Mines to continue its history of successful underground resource delineation. Annual sustaining capital costs are expected to average approximately $25 million over the two-year period.

Cerro San Pedro

Cerro San Pedro's final year of active mining is scheduled to deliver an approximate 35% increase in gold production coupled with an even greater increase in silver production. The increase in production of both metals is driven by a combination of an expected 30% increase in ore tonnes placed on the leach pad and higher gold and silver grades. For gold, these benefits are partially offset by the planned processing of ore with lower expected recoveries.

All-in sustaining costs[1] of $1,005 to $1,045 per ounce, as well as total cash costs[2], are expected to be well below those of 2014. The decrease in total cash costs[2] is driven by the combination of the higher silver by-product revenue and increased gold production, while all-in sustaining cash costs[1] are expected to further benefit from sustaining capital expenditures decreasing to $2 million.

After 2015, Cerro San Pedro is scheduled to transition into residual leaching. Gold production from residual leaching in 2016 is expected to be approximately 30% of the targeted 2015 production, with 2017 expected to be 30% of 2016 production. At the same time, as silver leaches over a longer time period, 2016 silver production is expected to be approximately 75% of the targeted 2015 production, with 2017 expected to be 60% of 2016 production. At today's metal prices, the cash flow during the residual leach period is expected to exceed Cerro San Pedro's mine closure costs.

PROJECTS UPDATE

RAINY RIVER

At New Gold's Rainy River project, located in northwestern Ontario, two key permitting milestones were achieved on schedule in January 2015. The Federal and Provincial governments approved the project's Environmental Assessment which now enables the processing of construction-related permits. Site clearing is expected to commence in the coming weeks.

RAINY RIVER – KEY PROJECT UPDATES

Permitting, Environment and Land Consolidation

- Canadian Environmental Assessment Agency approved Environmental Assessment for the project on January 12, 2015
- Ontario Ministry of Environment and Climate Change approved Environmental Assessment on January 29, 2015
- Impacts and Benefits agreements completed with key First Nations and Métis
- Completed acquisition of Bayfield Ventures Ltd. ("Bayfield") on January 1, 2015 further consolidating New Gold's holdings in the district and adding gold and silver mineral resources to the project inventory

Project Timelines, Engineering, Capital Expenditures and Project Economics

- Proactively decided to extend the project construction timeline by six months in response to the current commodity price environment
  - Commissioning now targeted for mid-2017
- Detailed engineering 70% complete
- Current total development capital cost estimate of $877 million, including $69 million spent in 2014
  - Reflects the combination of estimated capital adjustments from the detailed engineering work completed over the last 12 months and offsetting depreciation of the Canadian dollar relative to the U.S. dollar
- Project economics – at $1,300 per ounce gold, $16 per ounce silver and a C$1.25/US$ exchange rate, Rainy River has an after-tax 5% NPV of $484 million, an IRR of 13.7% and payback period of 5.2 years
  - For every $100 per ounce change in the gold price (at a constant foreign exchange rate and silver price), the after-tax NPV and IRR change by approximately $180 million and 3.0%
  - For every $0.05 change in the foreign exchange rate (at a constant gold and silver price), the after-tax NPV and IRR change by approximately $100 million and 2.0%

Though the timing of receipt of Rainy River's environmental approvals was consistent with the company's project timeline, to maintain its financial flexibility, New Gold has decided to extend the originally planned construction timeline by six months. New Gold now plans to construct Rainy River over a 30-month period, instead of the 24-month period contemplated in the January 2014 Feasibility Study, resulting in commissioning being targeted in mid-2017.

In addition to permitting, one of the primary areas of focus in 2014 was the advancement of detailed engineering. As of the end of January 2015 detailed engineering was 70% complete. Through the detailed engineering process, elements of the project scope and related capital estimates were refined. The key updates include the addition of temporary accommodations and related services during the construction period in order to best support project execution ($39 million), additional access roads and adjustments to the tailings facility construction ($12 million), further strengthening construction management support ($11 million) and the addition of an escalation factor to account for any unexpected increases to costs of materials or services during the development period ($15 million). In aggregate, the capital cost impact of these adjustments has been more than offset by the impact of the continued depreciation of the Canadian dollar relative to the U.S. dollar. At the company's assumed exchange rate of C$1.25/US$, Rainy River's development capital cost estimate, inclusive of the $69 million spent in 2014, is $877 million. The estimated remaining development capital is $808 million.

At the end of 2014, the company had made C$225 million of capital purchase commitments, including C$71 million for the initial mining fleet and related equipment and C$85 million for process plant equipment and motors. In 2015, New Gold's planned capital expenditures at Rainy River are $300 million which is approximately $120 million lower than the capital that was estimated for 2015 under the 24-month Feasibility Study construction schedule. Capital expenditures in 2015 are scheduled to include: payments upon delivery of the above-noted equipment, land clearing, including power line right of way, temporary accommodations, road building, pouring of concrete foundation and erecting steel for the mill building as well as the construction of a waterline, pump station and initial tailings dam foundation.

Under the 30-month construction schedule, the company is targeting first production from Rainy River in mid-2017. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is scheduled to produce an average of 325,000 ounces of gold per year. At the company's assumed exchange rate of C$1.25/US$, all-in sustaining costs[1] average $658 per ounce over the first nine years of the project's life.

"We have made significant progress in the advancement of Rainy River over the last year," stated Robert Gallagher, President and Chief Executive Officer. "By working closely with our First Nations and Métis partners as well as other local stakeholders, we recently achieved a significant milestone with the Federal and Provincial governments' approval of the project's Environmental Assessment. With Rainy River now almost fully engineered, we look forward to moving forward and executing on a successful development as we did most recently with New Afton."

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2015 and beyond.

BLACKWATER

The company's Blackwater project is located in south-central British Columbia. Once in production, Blackwater is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. Consistent with Rainy River, the depreciation of the Canadian dollar relative to the U.S. dollar benefits both Blackwater's development and operating costs as well as the project's economics.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

Capital expenditures during 2014 were $13 million which primarily related to the continued advancement of the environmental assessment process and related environmental and engineering studies. 2014 spending was more than offset by the receipt of a British Columbia mining and exploration tax credit of C$22 million related to exploration work the company completed in 2012. Capital expenditures in 2015 are scheduled to be $8 million with New Gold's focus being to advance the project through the permitting phase.

NEW AFTON C-ZONE

New Gold is pleased to report the results of the scoping study the company completed to evaluate the potential for the New Afton C-zone to extend the mine's life. The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton.

NEW AFTON C-ZONE – SCOPING STUDY RESULTS

- Five years of additional mine life, including ramp-up period
- 21.5 million tonnes at 0.76 grams per tonne gold and 0.80% copper
  - 522 thousand ounces of gold and 377 million pounds of copper contained
- Gold and copper recovery of 86%
- Full-year average annual production of 107,000 ounces of gold and 77 million pounds of copper
- Development capital costs of $349 million at an exchange rate assumption of C$1.25/US$, including $40 million of contingency
  - Total sustaining capital costs of $110 million
- Total operating costs, including mining, processing and general and administrative, of $19.24 per tonne
  - Cash costs expected to remain in line with current levels
- Project economics – at $1,300 per ounce gold, $3.00 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $138 million, an IRR of 13.5% and payback period of 3.0 years
  - For every $100 per ounce change in the gold price (at a constant copper price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $10 million
  - For every $0.25 per pound change in the copper price (at a constant gold price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $10 million
  - For every $0.05 change in the foreign exchange rate (at a constant gold and copper price), the after-tax NPV and IRR changes by approximately $5 million

The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that a scoping study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive feasibility study will be required to further evaluate the C-zone project's economics.

The scoping study was prepared by New Gold with Roscoe Postle Associates Inc. ("RPA") providing an independent third party review. The independent Qualified Persons who reviewed and approved the disclosure contained on the C-zone scoping study included in this news release were David W. Rennie, P.Eng., Principal Geologist, RPA; Holger Krutzellmann, P.Eng. Associate Principal Metallurgist, RPA; and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer, RPA.

Based on the results of the scoping study, New Gold is targeting the completion of a feasibility study in the first quarter of 2016. Subject to the completion of a positive feasibility study, a development decision by the company and receipt of the requisite permits, development of the C-zone could begin in 2017, with the main access ramps being completed by the end of 2020. Thereafter, development of the block cave production levels would begin. The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. Based on this development schedule, production could begin in early 2023 with an 18-month ramp up to full production in mid-2024. One of the opportunities that the company will pursue as the access ramps are developed is to further drill test the C-zone to expand and upgrade the resource classification of the minable tonnage. The deposit remains open at depth and to the west.

Operationally, the same development, production and materials handling strategies would be used for the C-zone as are currently being used to mine the New Afton B-zone reserve. The majority of the mobile mining equipment would be taken from the current operation, with estimated refurbishment and replacement requirements factored into the capital cost estimate.

A first phase metallurgical program that was designed to assess the amenability of the C-zone ore to be processed via the current mill flowsheet was successful. The mill recoveries are expected to be similar to those achieved since the start of commercial production at New Afton in mid-2012.

After assessing various tailings storage options for the C-zone, it was concluded that the optimal approach would likely involve the expansion of the current New Afton tailings storage facility.

Beyond the tailings storage plan, one of the key focuses of the scoping study was to begin to assess the impact that the surface subsidence from the C-zone underground mine could have on surface infrastructure. Detailed modelling was completed to estimate the area of subsidence and it was determined that a portion of the tailings dam from the historic Afton mine is located within the predicted area of subsidence. To mitigate the potential risk associated with the historic tailings, it is anticipated that the tailings would be stabilized within the existing facility through a dewatering and consolidation program. New Gold holds an option to acquire the land on which the historic tailings are located. As the company moves towards the completion of a feasibility study, additional studies and testwork will be completed on the tailings stabilization plan.

It is expected that the permits for the C-zone project will involve amendments to current permits rather than applications for new permits. The project plan should not result in significant additional surface disturbance or environmental impact. In addition, the project would not require additional annual water consumption as the mill throughput is not scheduled to change. The currently contemplated closure plan for New Afton would remain in place for the C-zone project with an amendment made to incorporate the historic tailings. The incremental costs associated with any amendments to the closure plan have been included in the project economics.

In 2015, the company has planned capital expenditures of $5 million to further advance the C-zone project toward a feasibility study. Work during the year will include additional subsidence modeling, completion of a tailings stabilization test program as well as other supporting studies. New Gold looks forward to providing updates on the continued progress of the C-zone project.

The key parameters and assumptions associated with the C-zone scoping study do not impact the current New Afton mining operation or the New Afton B-zone mineral reserves.

The scoping study discussed above is based on measured, indicated and inferred resources and is preliminary in nature. Accordingly, the scoping study is subject to a high degree of uncertainty. The scoping study includes mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the scoping study will be realized.

EL MORRO

New Gold's share of the El Morro project provides the company with a 30% fully-carried interest in a world-class copper-gold project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On November 7, 2014, Goldcorp announced that it had withdrawn the Environmental Impact Study ("EIS") for the El Morro project. The decision was made after an October 7, 2014 ruling by the Chilean Supreme Court that invalidated the EIS. Since that time, the El Morro project team has continued to progress its studies to determine the optimal development plan for the El Morro project.

El Morro remains one of the highest-grade undeveloped copper-gold porphyry deposits in the world. At December 31, 2014, New Gold's 30% share of the project contained proven and probable gold reserves of 2.7 million ounces and proven and probable copper reserves of 2.0 billion pounds. In addition, the broader El Morro land package totals 417 square kilometres with significant continued exploration potential.

2014 YEAR-END MINERAL RESERVES AND RESOURCES AND 2015 EXPLORATION PLANS

MINERAL RESERVES AND RESOURCES SUMMARY TABLE AS AT DECEMBER 31, 2014

	As at December 31, 2014			As at December 31, 2013		
	Gold Koz	**Silver Moz**	**Copper Mlbs**	**Gold Koz**	**Silver Moz**	**Copper Mlbs**
Proven and Probable reserves	**17,646**	**82**	**2,821**	**18,538**	**90**	**2,953**
New Afton	760	3	781	879	4	904
Mesquite	1,679	-	-	2,237	-	-
Peak Mines	375	1	89	412	1	98
Cerro San Pedro	215	8	-	392	16	-
Rainy River	3,772	9	-	3,773	9	-
Blackwater	8,170	61	-	8,170	61	-
El Morro (30%)	2,675	-	1,951	2,675	-	1,951
Measured and Indicated resources (exclusive of reserves)	**7,807**	**36**	**1,728**	**9,134**	**35**	**1,552**
Inferred resources	**3,597**	**21**	**1,746**	**4,161**	**30**	**1,820**

Note: Measured and indicated resources shown exclusive of proven and probable reserves. See the Detailed Reserve and Resource Tables and the Notes to Mineral Reserve and Resource Statements at the end of this news release for further detail.

2014 YEAR-END MINERAL RESERVES AND RESOURCES

As part of New Gold's estimate of 2014 year-end mineral reserves and resources, the company lowered the prices used to estimate mineral reserves by $100 per ounce to $1,200 per ounce of gold for all of its assets with the exception of El Morro, and by $4 per ounce to $18 per ounce of silver. The reserve pricing assumption for copper was held at $3.00 per pound.

New Gold has also revised its approach to the reporting of Measured and Indicated resources. Measured and Indicated resources are now reported exclusive of mineral reserves and New Gold intends to present mineral resources on that basis going forward. For general comparison purposes only, the 2013 year-end Measured and Indicated resources, which are exclusive of reserves, were calculated by subtracting the contained metal for 2013 year-end mineral reserves from the 2013 year-end measured and indicated resources, inclusive of reserves.

On a consolidated basis, the 0.9 million ounce, or 5%, decrease in gold mineral reserves to 17.6 million ounces is primarily attributable to depletion of over 0.5 million ounces resulting from 2014 mining activity at the company's four operating mines. The balance of 0.4 million ounces is a result of the combination of the lower reserve price assumptions and resulting changes to mineral resource block model estimates and updated mine plans. The majority of the change in copper mineral reserves was also driven by depletion. The change in consolidated Measured and Indicated gold resources, exclusive of reserves, was primarily attributable to a reduction of Mesquite's mineral resource inventory which mostly consisted of transitional and sulphide material.

The 2014 year-end Proven and Probable mineral reserves for New Gold's three projects remained unchanged at 14.6 million ounces of gold, 2.0 billion pounds of copper and 70.2 million ounces of silver. In addition, early in 2015, the company completed the acquisition of Bayfield which will add to the company's gold and silver mineral resource inventory at Rainy River.

At New Afton, beyond 2014 mine depletion, approximately two million tonnes of marginal low grade material were removed from the reserve as a result of mine plan optimization. New Afton's Measured and Indicated mineral resources increased during 2014, driven by a more than 50% increase in the C-zone resource contained gold and copper.

The 0.6 million ounce change in Mesquite's 2014 year-end mineral reserves was driven by 0.2 million ounces of mine depletion with the balance due to the combination of lower reserve pricing, the results of infill drilling to improve resource confidence and reduced slope angles for certain pit walls. At Cerro San Pedro, the majority of the 0.2 million ounce decline in reserves was due to mine depletion with the remaining amount driven by the removal of approximately four million tonnes of low grade material from the mine plan.

At the Peak Mines, the company was once again successful in replacing a significant portion of the material that was mined in 2014. Production at the Peak Mines in 2014 was 99,030 ounces of gold and 17.0 million pounds of copper and through its exploration efforts the company's 2014 year-end gold and copper mineral reserves decreased by less than 10% relative to the end of 2013.

2015 EXPLORATION PLANS

New Gold's 2015 exploration program will primarily be focused on three assets, Rainy River, the Peak Mines and Blackwater, with scheduled exploration spending totaling up to $17 million, of which $11 million is expected to be expensed.

At Rainy River, one of the successes of the company's 2014 exploration efforts was the identification of a new prospective volcanic massive sulphide ("VMS") horizon to the south of the ODM and Intrepid zones. In 2015, New Gold plans to continue exploring this prospective horizon as well as other discrete high-grade VMS-style targets within the greater Rainy River property position.

Consistent with prior years, the objective at the Peak Mines in 2015 is to further the mine's history of mineral reserve and resource replacement. A total of 53,000 metres of underground exploration is planned with an additional 7,000 metres of surface exploration drilling scheduled. The surface exploration will test targets both along the mine corridor as well as priority regional prospects.

At Blackwater, the primary focus will be on following up on the porphyry and epithermal-style mineralization that was identified in the area immediately to the south of the main Blackwater deposit in 2014. Additional surface mapping and geophysical targeting work is planned to further test this area. Depending on the results of this targeting, it may be followed by a 3,000 to 5,000 metre reconnaissance drill program.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss the 2014 fourth quarter and full year operational results as well as 2015 guidance will be held on Thursday, February 5, 2015 beginning at 10:00 a.m. Eastern time. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. A recorded playback of the call will be available until March 5, 2015 by calling toll-free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 61179174. An archived webcast will also be available until February 5, 2016 at www.newgold.com following the event.

DETAILED RESERVE AND RESOURCE TABLES

Mineral Reserves estimate as at December 31, 2014

| | Tonnes | Metal grade | | | Contained metal | | |
	000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON							
Proven	-	-	-	-	-	-	-
Probable	42,026	0.56	2.3	0.84	760	3,119	781
Total New Afton P&P	**42,026**	**0.56**	**2.3**	**0.84**	**760**	**3,119**	**781**
MESQUITE							
Proven	16,330	0.48	-	-	250	-	-
Probable	77,392	0.57	-	-	1,429	-	-
Total Mesquite P&P	**93,722**	**0.56**	**-**	**-**	**1,679**	**-**	**-**
PEAK MINES							
Proven	1,520	4.35	7.2	1.21	213	351	41
Probable	1,800	2.79	6.5	1.23	162	377	49
Total Peak Mines P&P	**3,330**	**3.51**	**6.8**	**1.22**	**375**	**728**	**89**
CERRO SAN PEDRO							
Proven	4,616	0.55	18.8	-	82	2,798	-
Probable	7,514	0.55	21.2	-	133	5,126	-
Total CSP P&P	**12,130**	**0.55**	**20.3**	**-**	**215**	**7,924**	**-**
RAINY RIVER							
Direct processing material							
Open Pit							
Proven	15,839	1.47	2.0	-	746	1,038	-
Probable	46,866	1.26	3.1	-	1,896	4,594	-
Open Pit P&P (direct processing)	62,705	1.31	2.8	-	2,642	5,632	-
Underground							
Proven	-	-	-	-	-	-	-
Probable	4,187	4.96	10.3	-	668	1,388	-
Underground P&P (direct processing)	4,187	4.96	10.3	-	668	1,388	-
Stockpile material							
Open Pit							
Proven	6,843	0.38	1.5	-	84	332	-
Probable	30,541	0.39	2.1	-	378	2,058	-
Open Pit P&P (stockpile)	37,384	0.39	2.0	-	462	2,390	-
Total P&P							
Proven	22,682	1.14	1.9	-	830	1,370	-
Probable	81,594	1.12	3.1	-	2,942	8,040	-
Total Rainy River P&P	**104,276**	**1.13**	**2.8**	**-**	**3,772**	**9,410**	**-**
BLACKWATER							
Direct processing material							
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material							
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	**344,400**	**0.74**	**5.5**	**-**	**8,170**	**60,800**	**-**
EL MORRO		100% Basis			30% Basis		
Proven	321,814	0.56	-	0.55	1,746	-	1,163
Probable	277,240	0.35	-	0.43	929	-	788
Total El Morro P&P	**599,054**	**0.46**	**-**	**0.49**	**2,675**	**-**	**1,951**
Total P&P					**17,646**	**81,981**	**2,821**

Measured and Indicated Mineral Resource estimate (exclusive of Reserves) as at December 31, 2014

	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
		Metal grade			**Contained metal**		
NEW AFTON							
A&B zones							
Measured	15,878	0.76	2.3	0.95	390	1,183	334
Indicated	9,031	0.50	2.4	0.75	146	705	149
A&B Zone M&I	24,909	0.67	2.3	0.88	535	1,878	483
C-zone							
Measured	10,187	1.11	2.5	1.18	364	819	266
Indicated	27,766	0.76	2.1	0.90	682	1,848	548
C-zone M&I	37,953	0.86	2.2	0.97	1,046	2,672	814
HW Lens							
Measured	-	-	-	-	-	-	-
Indicated	10,180	0.52	2.1	0.45	170	691	100
HW Lens M&I	10,180	0.52	2.1	0.45	170	691	100
Total New Afton M&I	**73,042**	**0.75**	**2.2**	**0.87**	**1,751**	**5,235**	**1,397**
MESQUITE							
Measured	6,571	0.45	-	-	94	-	-
Indicated	80,613	0.44	-	-	1,153	-	-
Total Mesquite M&I	**87,184**	**0.44**	**-**	**-**	**1,242**	**-**	**-**
PEAK MINES							
Measured	1,700	3.77	5.5	0.77	210	300	29
Indicated	2,100	2.97	7.2	1.00	200	480	46
Total Peak Mines M&I	**3,800**	**3.33**	**6.4**	**0.90**	**410**	**780**	**75**
CERRO SAN PEDRO							
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total CSP M&I	**-**	**-**	**-**	**-**	**-**	**-**	**-**
RAINY RIVER							
Direct processing material							
Open Pit							
Measured	3,288	1.39	1.8	-	146	189	-
Indicated	32,742	1.37	2.7	-	1,441	2,832	-
Open Pit M&I (direct processing)	36,030	1.37	2.6	-	1,587	3,021	-
Underground							
Measured	79	4.96	2.8	-	13	7	-
Indicated	4,750	4.12	8.5	-	629	1,302	-
Underground M&I (direct processing)	4,829	4.13	8.4	-	642	1,309	-
Stockpile material							
Open Pit							
Measured	1,158	0.37	1.1	-	14	42	-
Indicated	29,630	0.45	2.2	-	431	2,056	-
Open Pit M&I (stockpile)	30,788	0.45	2.1	-	445	2,098	-
Total M&I							
Measured	4,525	1.19	1.6	-	173	238	-
Indicated	67,122	1.16	2.9	-	2,501	6,190	-
Total Rainy River M&I	**71,647**	**1.16**	**2.8**	**-**	**2,674**	**6,428**	**-**
BLACKWATER							
Direct processing material							
Measured	-	-	-	-	-	-	-
Indicated	11,102	2.23	35.5	-	797	12,670	-
M&I (direct processing)	11,102	2.23	35.5	-	797	12,670	-
Stockpile material							
Measured	-	-	-	-	-	-	-
Indicated	32,615	0.26	-	-	273	-	-
M&I (stockpile)	32,615	0.26	-	-	273	-	-
Total Blackwater M&I	**43,717**	**0.76**	**5.2**	**-**	**1,071**	**12,670**	**-**
CAPOOSE							
Indicated	16,071	0.57	21.7	-	293	11,233	-
EL MORRO		**100% Basis**			**30% Basis**		
Measured	19,790	0.53	-	0.51	102	-	67
Indicated	72,563	0.38	-	0.39	265	-	189
Total El Morro M&I	92,353	0.41	-	0.42	366	-	256
Total M&I					**7,807**	**36,346**	**1,728**

newgold™

Inferred Resource estimate as at December 31, 2014

	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
		Metal grade			Contained metal		
NEW AFTON							
A&B-zones	6,154	0.35	1.4	0.37	69	269	50
C-zone	6,965	0.47	1.5	0.53	105	329	82
HW Lens	966	0.69	1.5	0.46	21	45	10
Total New Afton Inferred	**14,085**	**0.43**	**1.4**	**0.46**	**195**	**643**	**142**
MESQUITE	6,619	0.33	-	-	70	-	-
PEAK MINES	1,600	1.77	6.2	1.33	92	320	47
CERRO SAN PEDRO	199	0.56	19.1	-	4	122	-
RAINY RIVER							
Direct processing							
Open Pit	8,096	0.90	1.8	-	233	464	-
Underground	2,738	4.33	8.6	-	381	757	-
Total Direct Processing	10,834	1.77	3.5	-	614	1,221	-
Stockpile							
Open Pit	7,726	0.37	1.1	-	91	270	-
Total Rainy River Inferred	**18,560**	**1.18**	**2.5**	**-**	**705**	**1,491**	**-**
BLACKWATER							
Direct processing	10,485	0.79	3.6	-	265	1,201	-
Stockpile	2,939	0.31	3.6	-	29	341	-
Total Blackwater Inferred	**13,424**	**0.68**	**3.6**	**-**	**294**	**1,542**	**-**
CAPOOSE	19,776	0.48	26.2	-	302	16,670	-
El MORRO		<u>100% Basis</u>			<u>30% Basis</u>		
El Morro - Open Pit	564,217	0.16	-	0.26	871	-	970
El Morro - Underground	113,840	0.97	-	0.78	1,065	-	587
Total Inferred					**3,597**	**20,788**	**1,746**

NOTES TO MINERAL RESERVE AND RESOURCE ESTIMATES

1. New Gold's mineral reserves have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 ("NI 43-101").

2. For year-end 2014 mineral reserves for the company's mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Lower Cut-off
New Afton	$1,200	$18.00	$3.00	$21.00/t Main zone, $24/t B3
Mesquite	$1,200	-	-	0.21 g/t Au – Oxide and transition reserves 0.41 g/t Au – Non-oxide reserves
Peak Mines	$1,200	$18.00	$3.00	A$88 – 133/t NSR
Cerro San Pedro	$1,200	$18.00	-	$4.00/t
Rainy River	$1,200	$18.00	-	Open Pit direct processing: 0.3 – 0.7 g/t AuEq Open Pit stockpile: 0.30 g/t AuEq Underground: 3.5 g/t AuEq
Blackwater	$1,200	$18.00	-	Direct processing: 0.26 – 0.38 g/t AuEq Stockpile: 0.32 g/t AuEq
El Morro	$1,300	-	$3.00	0.20% CuEq

3. New Gold reports its Measured and Indicated mineral resources exclusive of mineral reserves. Measured and Indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves.

4. For year-end 2014 mineral resources for the company's mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Lower Cut-off
New Afton	$1,300	$20.00	$3.25	0.40% CuEq
Mesquite	$1,300	-	-	0.12 g/t Au – Oxide and transition resources 0.24 g/t Au – Non-oxide resources
Peak Mines	$1,300	$20.00	$3.25	A$93 - 133/t NSR
Cerro San Pedro	$1,300	$20.00	-	0.10 g/t AuEq – Open pit oxide resources 0.30 g/t AuEq – Open pit sulphide resources
Rainy River	$1,300	$20.00	-	Open Pit direct processing: 0.3 – 0.45 g/t AuEq Open Pit stockpile: 0.30 g/t AuEq Underground: 2.5 g/t AuEq
Blackwater	$1,300	$20.00	-	Direct processing: 0.40 g/t AuEq Stockpile: 0.30 – 0.40 g/t AuEq
Capoose	$1,300	$20.00	-	0.40 g/t AuEq
El Morro	$1,500	-	$3.50	0.20% CuEq

5. Mineral resources are classified as Measured, Indicated and Inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators 'open pit' and 'underground' have been applied to indicate envisioned mining method. Likewise the designators 'oxide', 'non-oxide' and 'sulphide' have been applied to indicate the type of mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

6. Qualified Person: The preparation of New Gold's mineral reserve and mineral resource estimates has been done by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; expected reductions in the carrying value of New Gold's assets; mine life; mineral reserve and resource estimates; grades expected to be mined at the company's operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2015 and beyond at the company's operations and projects, as well as planned exploration activities and expenses; the results of the C-zone study, including operating parameters and expected mine life, production, costs and project economics; plans to advance the C-zone project, including permitting requirements, impact on the historic tailings facility from the historic Afton mine, capital expenditures and potential timelines; expected production for the Blackwater project; targeted timing for commissioning and full production (and other activities) related to the New Afton mill expansion and Rainy River and the sequencing of Blackwater; and cash flow expected from Cerro San Pedro to the end of the residual leach period relative to expected closure costs.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, additionally, commodity prices and exchange rates being consistent with those estimated for purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater and the C-zone study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 ("NI 43-101"). While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility of pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" under National Instrument 43-101.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS

"Total cash costs" per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(3) AVERAGE REALIZED PRICE

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com